SECURITI 08031870

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TSB Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 North Tenth Street, Third Floor
(No. and Street)

McAllen	Texas	78501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. John A. Martin (956) 632-7613
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers L.L.P.
(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800	Dallas	Texas	75201-2997
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Rosalinda Castillo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TSB Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIRGINIA COHEN
Notary Public, State of Texas
My Commission Expires 06-24-2011

Signature

Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PricewaterhouseCoopers

TSB Securities, Inc.

(A Wholly Owned Subsidiary of Texas State Bank)

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission

For the Year Ended December 31, 2007

With Report of Independent Auditors

[redacted]

TSB Securities, Inc.
(A Wholly Owned Subsidiary of Texas State Bank)
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors

To the Board of Directors and Shareholder of
TSB Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statement of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of TSB Securities, Inc. (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2008

TSB Securities, Inc.
(A Wholly Owned Subsidiary of Texas State Bank)
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	271,512
Receivables		13,846
Due from Related Company		155,306
Furniture, fixtures and equipment, net of accumulated depreciation of $18,869 at December 31, 2007		5,629
Other assets		7,697
Total assets	$	453,990
Liabilities and Shareholder's Equity		
Liabilities:		
Accrued expenses	$	31,265
Due to Related Company		1,424
Total liabilities		32,689
Commitments and contingencies (Note 10)		
Shareholder's equity:		
Common stock, $1 par value. 1,000,000 shares authorized; 100,000 shares issued and outstanding		100,000
Paid-in capital		617,659
Accumulated deficit		(296,358)
Total shareholder's equity		421,301
Total liabilities and shareholder's equity	$	453,990

The accompanying notes are an integral part of these financial statements.

TSB Securities, Inc.
(A Wholly Owned Subsidiary of Texas State Bank)
Statement of Operations
For the Year Ended December 31, 2007

Revenues:		
Commissions	$	304,132
Interest and other income		79,490
Total revenues		383,622
Expenses:		
Salaries and employee benefits		203,326
Charges from clearing brokers		73,720
Management fees		24,900
Audit fees		15,000
Occupancy expense		9,837
Other expenses		47,088
Total expenses		373,871
Income before income tax expense		9,751
Income tax expense		(3,738)
Net income	$	6,013

The accompanying notes are an integral part of these financial statements.

TSB Securities, Inc.
(A Wholly Owned Subsidiary of Texas State Bank)
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2007

	Common Stock	Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at December 31, 2006	$ 100,000	$ 562,659	$ (302,371)	$ 360,288
Capital Contribution from Parent	-	55,000	-	55,000
Net income	-	-	6,013	6,013
Balance at December 31, 2007	$ 100,000	$ 617,659	$ (296,358)	$ 421,301

The accompanying notes are an integral part of these financial statements.

TSB Securities, Inc.
(A Wholly Owned Subsidiary of Texas State Bank)
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income	$	6,013
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		2,589
Deferred tax		(688)
Net change in assets and liabilities:		
Receivables		17,654
Due from Related Company		5,091
Other assets		(814)
Due to Related Company		1,424
Accrued expenses		(5,326)
Net cash provided by operating activities		25,943
Cash flows from financing activities:		
Capital contribution from Parent		55,000
Net cash provided by financing activities		55,000
Net increase in cash and cash equivalents		80,943
Cash and cash equivalents at beginning of year		190,569
Cash and cash equivalents at end of year	$	271,512

The accompanying notes are an integral part of these financial statements.

1. Organization and Formation

TSB Securities, Inc. (the "Company") is a wholly owned subsidiary of Texas State Bank (the "Parent"). Texas State Bank is a wholly owned subsidiary of BBVA USA Bancshares, Inc. (the Related Company). The Company is a registered, fully disclosed, introducing broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is subject to regulations by FINRA and various government agencies, including the Securities and Exchange Commission and the Texas Securities Department. Such agencies may require certain standards or impose certain limitations based on their judgments.

On November 10, 2006, Texas Regional Bancshares, Inc. (the former wholly owned parent company) and subsidiaries were acquired by Banco Bilbao Vizcaya Argentaria, S.A. On May 31, 2007, Texas Regional Bancshares, Inc. merged with BBVA USA Bancshares, Inc. The Company's balance sheet did not require fair value adjustments at either the date of acquisition or the date of legal holding company restructuring.

2. Significant Accounting Policies

Use of Estimates

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to prevailing practices within the securities broker-dealer industry. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results may differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash and cash equivalents as cash on hand, amounts due from banks and other financial institutions, and money market accounts.

The Company maintains restricted accounts at each of the entities that provide clearing services. The total amount of restricted cash is $150,000, as of December 31, 2007.

Commissions

Commissions are recorded on a trade-date basis as securities transactions occur.

Income Taxes

BBVA USA Bancshares, Inc. files a consolidated federal income tax return with its subsidiaries, including TSB Securities, Inc. Deferred income tax assets and liabilities are determined using the asset and liability method. Under this method, the net deferred tax asset or liability is determined based on the tax effect of the differences between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost, net of accumulated depreciation. Depreciable assets are depreciated over their estimated useful lives. For financial reporting, depreciation is computed using the straight-line method; in computing federal income tax, both the straight-line and accelerated methods are used. Maintenance and repairs which do not extend the life of furniture, fixtures and equipment are charged to other expenses.

3. Balances and Transactions with Related Company

In the normal course of business, the Company has entered into transactions with its Parent and the Related Company. Such balances and transactions as of and for the year ended December 31, 2007 are summarized as follows:

Statement of financial condition:		
Cash and cash equivalents	$	849
Due from Related Company		155,306
Due to Related Company		(1,424)
	$	154,731

Statement of operations account:		
Salaries and employee benefits	$	203,326
Management fees		24,000
Occupancy costs		9,837
Other expenses		4,500
	$	241,663

On a monthly basis, the Company pays a management fee to its Parent based on the number of hours certain employees of the Parent work for the Company. The Company reimburses its Parent company for salaries and employee benefits, rent and data processing services. A deposit account is also maintained with the Parent.

4. Securities Clearing Agreements

The Company has a securities clearing agreement with First Southwest Company ("First Southwest") and Pershing LLC ("Pershing") primarily to provide clearing services for the Company. The agreements, on a fully disclosed basis, introduce certain customers to First Southwest and Pershing that they, as Independent Contractors, may elect to clear and carry the amounts of the Company's customers pursuant to the terms and conditions of the agreements. The agreements indemnify the Company and its Parent against any claims or damages arising from the agreements based upon the ordinary negligence or willful misconduct of First Southwest, Pershing, or its employees in providing the services under these agreements. The agreement with First Southwest is for a one-year period and shall automatically be renewed for an additional one-year period unless terminated by either party upon written notification. The agreement with Pershing can be terminated by either party without cause upon ninety days notice.

5. Receivables

Accounts receivable at December 31, 2007 consist of the following:

Commissions receivable	$	13,327
Other receivables		519
	$	13,846

6. Liabilities Subordinated to the Claims of General Creditors

As of and during the year ended December 31, 2007, the Company had no liabilities subordinated to the claims of general creditors.

7. Income Taxes

The income tax expense was composed of the following for the year ended December 31, 2007:

Current	$	4,924
Deferred		(1,186)
	$	3,738

The following table reconciles federal income taxes computed at the statutory tax rate with income tax expense as reported for the year ended December 31, 2007:

Expected federal tax at statutory rate of 35%	$	2,914
State		824
	$	3,738

The tax effects of temporary differences that give rise to the deferred tax liability at December 31, 2007 are presented below:

Deferred tax liability:		
Equipment	$	1,308
Deferred tax asset:		
State income taxes		(498)
Net deferred tax liability	$	810

The deferred tax liability is included in accrued expenses and the deferred tax asset is included in other assets in the balance sheet.

8. Minimum Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Any retained earnings would be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2007, the Company had computed regulatory net capital (as defined) of $249,920, which was $199,920 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1 at December 31, 2007.

9. Employee Benefits

Effective November 11, 2006, the Company adopted the Texas Regional Bancshares, Inc. 401(k) Profit Sharing Plan ("Plan"). Eligible employees in the Plan must have attained age 21 and completed three consecutive months of employment. This Plan is referred to as a "safe harbor 401(k) plan." A safe harbor matching contribution will be made to participants equal to 100% of the participant's salary deferrals that do not exceed 3% of the compensation plus 50% of the salary deferrals between 3% and 5% of the compensation. This safe harbor matching contribution is fully vested and is referred to as a Basic Matching Contribution.

Total contribution expense for 2007 was $3,713 under the Plan.

10. Commitments and Contingencies

The Company is currently not involved with any claims or legal actions arising in the ordinary course of business.

11. Subsequent Events

An application has been filed with the Federal Reserve Bank to merge Texas State Bank, the Parent of TSB Securities, Inc., with Compass Bank. Texas State Bank and Compass Bank are both wholly owned subsidiaries of BBVA USA Bancshares, Inc., the Related Company. The merger is expected to occur in March 2008.

TSB Securities, Inc.
Schedule I –Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Net Capital:		
Shareholder's equity per Statement of Financial Condition	$	421,301
Less - Nonallowable assets		
Receivables		336
Due from Related Company		155,306
Furniture, fixtures and equipment, net		5,629
Other assets		7,697
Total nonallowable assets		168,968
Net capital before haircuts on securities positions		252,333
Less haircuts - money market account (2%)		2,413
Total net capital as defined by Rule 15c3-1		249,920
Minimum net capital required under Rule 15c3-1		50,000
Net capital in excess of minimum requirements [1]	$	199,920
Net capital requirement	$	50,000
Net capital in excess of required amount		199,920
Aggregate indebtedness		32,689
Ratio of aggregate indebtedness to net capital		0.13 to 1

[1] There are no material differences between the above computation and that filed by the Company on its amended unaudited Forms X-17a-5 as of December 31, 2007 filed on February 27, 2008; therefore, no reconciliation between the two computations is necessary.

See accompanying report of independent auditors.

TSB Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

Computation for Determination of Reserve Requirements

The Company is exempt from the reserve requirements and the related computations for the determination thereof under Rule 15c3-3 under the Securities and Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

During the year ended December 31, 2007, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

See accompanying report of independent auditors.

TSB Securities, Inc.

Schedule III - Information for Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

	Market Value	Number of Items
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2007 for which instructions to reduce to possession or control had been issued as of December 31, 2007 but for which the required action was not taken within the time frames specified under Rule 15c3-3	None	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2007 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying report of independent auditors.

PRICEWATERHOUSECOOPERS

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

To the Board of Directors of
TSB Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of TSB Securities, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2008

END